Independent Auditors' Report


To the Board of Trustees of
Growth and Income Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Equity Portfolio, Equity Income Portfolio, Total Return Portfolio, and Balanced Portfolio of Growth and Income Trust (the Portfolios) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2001 and during the period from September 30, 2000 (the date of our last examination) through April 30, 2001. Management is responsible for the Portfolios' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2001 and the period from September 30, 2000 through April 30, 2001, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian, without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

o    Test of selected security transactions since the date of our last report.

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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that Growth and Income Trust was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2001 and for the period from September 30, 2000 through April 30, 2001 is fairly stated in all material respects.

This report is intended solely for the information and use of management of Growth and Income Trust and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.





                              /s/ KPMG LLP
                                  --------
                                  KPMG LLP

Minneapolis, MN
July 23, 2001

             Management Statement Regarding Compliance With Certain
                  Provisions of the Investment Company Act of 1940



We, as members of management of Equity Portfolio, Equity Income Portfolio, Total Return Portfolio, and Balanced Portfolio of Growth and Income Trust (the Portfolios) are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2001 and from September 30, 2000 through April 30, 2001.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2001 and from September 30, 2000 through April 30, 2001, with respect to securities reflected in the investment account of the Portfolios.



        AMERICAN EXPRESS FINANCIAL CORPORATION




By: /s/ John M. Knight
        --------------
        John M. Knight, Vice President-Investment Accounting